Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Orbotics, Inc.
275 E Hillcrest Drive Suite 160-139
Thousand Oaks, CA 91360
https://orboticsystems.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Orbotics, Inc.
Address: 275 E Hillcrest Drive Suite 160-139, Thousand Oaks, CA 91360
State of Incorporation: DE
Date Incorporated: June 25, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: 100% bonus shares As you are a student involved in a university or college Satellite Lab, pre-identified prospective investors, friends and family, or an active member in their social / community groups, you are eligible for additional bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive an Orbotic Systems pen and T-shirt

Tier 2 Perk: Invest $1,000+ and receive an Orbotic Systems pen, T-shirt, and hat

Tier3 Perk: Invest $5,000+ and receive Orbotic Systems pen, T-shirt, hat, and mission patch + 5% bonus shares

Tier 4 Perk: Bronze Sponsor Invest $10,000+ and receive an Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. Option to be listed on Orbotic Systems Sponsor website page + 10% bonus shares

Tier 5 Perk: Silver Sponsor Invest $20,000+ and receive an Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. 3D model of a D3 with mock-up booms and personally printed. Option to be listed on Orbotic Systems Sponsor website page + 15% bonus shares

Tier 6 Perk: Gold Sponsor Invest $50,000+ and receive Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. 3D model of D3 with mock-up booms personally printed. A D3 is named after an individual with a certificate and mission patch from launch. Option to be listed on Orbotic Systems Sponsor website page + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Orbotic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview:

Orbotics, Inc. (or the "Company") is a cutting-edge technology company focused on advancing space sustainability by addressing the critical issue of space debris in low Earth orbit (LEO). The Company's flagship product, the Deorbit Drag Device (D3), is an innovative passive deorbiting technology designed to help satellite operators comply with the Federal Communications Commission's (FCC) '5-Year Rule,' which mandates the safe deorbiting of satellites within five years of completing their mission. The D3 device allows SmallSat operators to maneuver, orient, and deorbit their spacecraft without the need for explosive propellants, performing 80% of the functions of traditional propellant thrusters at just 10% of the cost. This groundbreaking technology is aimed at mitigating the growing risk of space debris impacting active satellites and future missions in LEO, contributing to a cleaner and more secure orbital environment.

Business Model:

Orbotics generates revenue through the sale of its D3 device to satellite operators. The Company's business model is built around the increasing demand for affordable and effective deorbiting solutions, driven by regulatory requirements and the rapid growth of the SmallSat market. The D3 device is designed to be easy to integrate and consume minimal power, helping ensure swift deployment and potential broad market adoption. In addition to direct sales, Orbotics is exploring partnerships with satellite manufacturers, launch service providers, and other stakeholders in the space industry to expand the reach of its technology.

Corporate History & Structure:

The Company was initially founded as Orbotic Systems Inc on June 25, 2020, as a WY S-corporation. The Company was created to address the escalating threat of space debris and to advance human progress in LEO through unconventional space technology. Since its inception, Orbotic has focused on the development of its D3 device and has successfully secured multiple government contracts and strategic partnerships to further its mission.

The Company reorganized its corporate structure and incorporated Orbotics, Inc. on July 16, 2024, as a C-corporation in the state of DE with Orbotic Systems Inc becoming a wholly-owned subsidiary of Orbotic, Inc.

Intellectual Property (IP):

Orbotics, Inc., through its previous business entity and current wholly-owned subsidiary, has developed significant intellectual property, including the proprietary design and technology behind the D3 device. The Company has applied for patents related to this technology, ensuring its unique approach to space debris remediation is protected. Additionally, Orbotics continues to develop other IP assets, including potential trademarks for its products and trade secrets related to its innovative space technologies.

The Company, through its wholly-owned subsidiary, holds a worldwide, royalty-bearing, exclusive license from the University of Florida Research Foundation, Inc. ("UFRF") to certain patents, processes, and other IP. In exchange, the Company shall pay an annual license maintenance fee of $10,000 each year. The Company shall also pay 5% royalty to UFRF on the net sales from any license products or processes from UFRF as well as a minimum royalty payment, following a designated payment schedule, beginning in the calendar year of the first commercial sales of any UFRF licensed product or process. The Company shall pay 30% of any fees, royalties, or other payments from sublicensing to UFRF as well.

Competitors and Industry

Industry Analysis:

Orbotics operates within the rapidly growing space technology industry, specifically focusing on space debris remediation and sustainable satellite operations. With the FCC's 'Five-Year Rule' coming into effect on September 29, 2024, the demand for effective deorbiting solutions is expected to surge, particularly among SmallSat operators. The total addressable market for Orbotics' technology is estimated at $2.4 billion, with projections indicating over 60,000 SmallSats will be in orbit by 2030. The Company believes its focus on affordability, ease of integration, and regulatory compliance positions it to be a leader in the space sustainability sector.

Competitors:

Orbotics faces competition from other companies involved in space debris mitigation and satellite deorbiting technologies. Major players in the industry include established aerospace companies like Northrop Grumman and emerging startups focused on space sustainability. However, Orbotics believes it differentiates itself through its unique D3 technology, which offers a cost-effective and non-explosive solution for deorbiting satellites, making it an attractive option for SmallSat operators.

Current Stage and Roadmap

Current Stage:

Orbotics is currently in the commercialization phase of its D3 device, having completed two years of intensive research and development. The Company began accepting orders for the D3 in 2023 and is now focused on scaling production and expanding its customer base. In addition to the D3, Orbotic Systems is also developing prototypes for space weather sensors and space debris capture devices, with ongoing government contracts supporting these efforts.

Road Map:

In the near future, Orbotic Systems plans to achieve several key milestones, including:

Scaling up the production and distribution of the D3 device to meet market demand.

Launching a crowdfunding campaign under Regulation CF to raise additional operational capital.

Expanding its product offerings to include space weather sensors and debris capture devices, with the goal of commercializing these technologies in the coming years.

Enhancing its strategic partnerships with industry stakeholders to increase market penetration and drive further innovation in space sustainability.

The Team

Officers and Directors

Name: Erik T. Long

Erik T. Long's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member and Co-Founder
  Dates of Service: June, 2020 - Present
  Responsibilities: Overseeing and managing business and technical objectives for Orbotic Systems. Key responsibilities

include forming the company, securing SBIR awards, negotiating technology license agreements, and introducing profitable solutions for space debris remediation. Salary: None at this time Equity compensation: Owns 90% of the stock; W-2 plus equity distribution when appropriate

Name: Jane Ladele Ielmini-Bubar

Jane Ladele Ielmini-Bubar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member & Co-Founder
  Dates of Service: June, 2020 - Present
  Responsibilities: Responsible for market research, customer discovery, and transitioning prototypes into commercially viable products. Also responsible for creating press releases and marketing materials. Salary: Monthly salary Equity compensation: Owns 5% of the company

Other business experience in the past three years:

- Employer: Creative Properties Unlimited
  Title: Owner
  Dates of Service: February, 2020 - Present
  Responsibilities: Owner of 3 residential properties, design drawings, and project management on residential remodels.

Name: Scott Ryll

Scott Ryll's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer & Board Member
  Dates of Service: March, 2024 - Present
  Responsibilities: Managing all financial aspects of Orbotic Systems, bringing over 30 years of experience as a Finance Executive.

Other business experience in the past three years:

- Employer: Ryll & Co
  Title: President
  Dates of Service: June, 2010 - Present
  Responsibilities: Managing all aspects of the firm.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have

never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,

development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Erik T. Long	4,750,000	Common Stock	95.0%

The Company's Securities

The Company has authorized Common Stock, and Series 1 KISS. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series 1 KISS

The security will convert into Undesignated series of preferred stock or common stock and the terms of the Series 1 KISS are outlined below:

Amount outstanding: $25,000.00
Maturity Date: August 24, 2026
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Next Preferred Stock Equity Financing, a Corporate Transaction, or Maturity - see Material Rights section below

Material Rights

The Company has not authorized Preferred Stock nor designated any series of Preferred Stock.

"Corporate Transaction" shall mean:

- i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
- ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue ot hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
- (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
- (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that wil be owned in substantially the same proportions by the persons who held the

Company's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a bona fide financing transaction shall not be deemed a "Corporate Transaction."

Conversion.

- Next Preferred Stock Equity Financing. Upon the closing of the Next Preferred Stock Equity Financing, the KISS will be automatically converted into that number of Shadow Series Preferred Stock Conversion Shares equal to the quotient obtained by dividing the Purchase Price and unpaid accrued interest on the KISS by the Conversion Price. Notwithstanding the foregoing, accrued interest on the KISS may be paid in cash at the option of the Company.
- Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this KISS pursuant to a Next Preferred Stock Equity Financing or Maturity Conversion, at Investor's election, i) the KISS shall be converted into that number of Common Stock Conversion Shares equal to the quotient obtained by dividing the Purchase Price and unpaid accrued interest on the KISS by the Conversion Price; or ii) the Investor shall be paid the Corporate Transaction Payment.
- Maturity Conversion. Unless earlier converted to Series Seed Preferred Stock Conversion Shares or paid pursuant to a Next Preferred Stock Equity Financing or Corporate Transaction, at the election of the Majority in Interest at any time on or after the Maturity Date, the KISS shall be converted into that number of Series Seed Preferred Stock Conversion Shares equal to the quotient obtained by dividing the Purchase Price and unpaid accrued interest on the KISS by the Conversion Price.

"Major Investor" Rights. The Company shall ensure that the Major Investor shall be deemed to be a "MajorInvestor" (or such similar term) for all purposes, including, without limitation, rights of first offer and information rights, in relevant financing documents related to all subsequent sales of Equity Securities, to the extent such concept exists.

- Information Rights. To the extent that the Company prepares Financial Statements, the Company shall deliver to the Major Investor such Financial Statements upon request, as soon as practicable, but ni any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company and within ninety (90) days after the end of each fiscal year of the Company.
- Participation Rights. Each time the Company proposes to offer any Equity Securities at any time through and including the closing of the Next Equity Financing, the Company shall provide the Major Investor with at least ten (10) business days prior written notice of such offering, including the price and terms thereof. The Major Investor shall have a right of first offer to participate in such offering(s), on the same terms and for the same price as all other investors in such offering(s), by purchasing an aggregate number of Equity Securities (whether in one offering or across multiple offerings) valued at up to the Participation Amount.
- "Major Investor" Rights. The Company shall ensure that the Major Investor shall be deemed to be a "Major Investor" (or such similar term) for all purposes, including, without limitation, rights of first offer and information rights, in relevant financing documents related to all subsequent sales of Equity Securities, to the extent such concept exists.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founders' shares
  Date: July 16, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $19,846.57 compared to $305,099.00 in fiscal year 2023.

New government contracts with NASA and NOAA increased revenue in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $22,800.00 compared to $179.077.80 in fiscal year 2023.

Cost of Sales was predominantly due to increased labor costs.

Gross Margins

Gross margins for fiscal year 2022 were -$2953.43 compared to $126,021.20 in fiscal year 2023.

Higher margins in 2023 were directly correlated with NASA and NOAA government contracts.

Expenses

Expenses for fiscal year 2022 were $25,077.57 compared to $276,362.47 in fiscal year 2023.

Expenses increased directly with equipment and contract labor costs.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. This is because of a new government policy that requires a deorbit device like the D3 that we manufacture, supply, and sell to be a necessary part of the launch approval process for small satellites. Past cash was primarily generated through revenues from alternative services and government grants. Our goal is to be the number one supplier of deorbit devices for small satellites within the next 12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2024, the Company has capital resources available in the form of a line of credit for $30,000 from Specialty Capital, a capital contribution or shareholder loan in the amount of $40,000, and $50,063.12 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 57% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $25,555 for expenses related to salaries, equipment, supplies, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a projected monthly burn rate of $36,000 for expenses related to salaries, equipment, supplies, R&D, manufacturing, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including manufacturing agreements with Gran Systems, additional government grant sources, a credit line from Leonid Capital Partners, and a data contract with NOAA. We also anticipate sales from the D3 as the FCC 'Five-Year Rule' goes into effect on September 29, 2024.

Indebtedness

- Creditor: Loan 1 - Erik T. Long
  Amount Owed: $7,611.00
  Interest Rate: 0.1%
  The Company entered into this loan agreement on January 1, 2022 with Erik T Long, CEO, Co-Founder and majority shareholder. The original note amount is a revolving credit account in the amount of $25,000.00. The interest rate is 0.10% per month. The Company may pay any part or all of the unpaid balance on the account at any time. No prepayment charge will be imposed for any prepayment. The principal balance outstanding as of December 31, 2023, was $7,611.

- Creditor: Loan 2 - Jane Ielmini (pre-conversion)
  Amount Owed: $15,000.00
  Interest Rate: 1.0%
  Maturity Date: June 03, 2024
  The Company entered into this loan agreement on May 27, 2022 with Jane Ielmini . The original loan amount is $15,000. The interest rate is 1% per annum. Interest shall start from June 1, 2022 and the unpaid principal and accrued interest shall be payable in full on June 3, 2024. The principal balance outstanding as of December 31, 2022 was $15,000. On August 24, 2023, this loan was restructured into a convertible note payable. For additional information on the new loan, refer to the Convertible Note Payable entry below.

- Creditor: Loan 3 (Sale of Future Receipts) - Specialty Capital, LLC
  Amount Owed: $39,900.00
  Interest Rate: 12.0%

The agreement is for the purchase and sale of Future Receipts up to $39,900. "Future Receipts" include all payment made by cash, check, Automated Clearing House ("ACH") or other electronic transfer, credit card, debit card, bank card, charge card (each such card shall be referred to herein as a "Payment Card") or other forms of monetary payment in the ordinary course of Seller's business. The initial period payment amount is $1,209.10, which is subject to change, and no maturity date.

- Creditor: Loan 4 - William Germanetti
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2027
  The Company entered into this loan agreement on March 10, 2023 with William Germanetti. The original note amount is $50,000. The interest rate is 5% per annum. The Borrower shall pay the loan amount at the Interest Rate in annual installments of $10,430.21, beginning on January 1, 2025 until the maturity date on January 1, 2027, at which time the remaining unpaid principal and interest shall be due in full. The outstanding loan amount shall accrue interest at an annual rate equal to 5% from the date of the agreement until the entire loan amount is paid in full, whether at maturity, upon acceleration, by prepayment, or otherwise. A balloon payment of $25,000.00 will be due at the end of the agreement. The principal balance outstanding as of December 31, 2023, was $50,000.

- Creditor: Loan 5 - DeTour Graphic Design, Inc.
  Amount Owed: $12,500.00
  Interest Rate: 10.5%
  Maturity Date: December 01, 2025
  The Company entered into this loan agreement on December 1, 2023, for $12,500 with DeTour Graphic Design, Inc., satisfying the debt for the Work Order Agreement dated February 6, 2023. The loan has an interest rate of 8.50% per annum, accruing from the date of the agreement until fully paid, whether at maturity, upon acceleration, or by prepayment. The principal and accrued interest are due in full by December 1, 2025. Any Page | 12 unpaid principal after the due date will accrue interest at a rate of 10.5% per annum until paid. The principal balance outstanding as of December 31, 2023, was $12,500.00

- Creditor: Loan 6 - Unrelated third party
  Amount Owed: $7,500.00
  Interest Rate: 2.0%
  Maturity Date: November 03, 2025
  The Company entered into this loan agreement on November 8, 2023 with an unrelated third party. The original note amount is $7,500. The interest rate is 5% per annum. The unpaid principal and accrued interest shall be payable in full on November 3, 2025. If the principal and accrued interest are paid in full on or before November 4, 2024, the Borrower shall be entitled to a discount equal to 2% of the unpaid principal immediately prior to such payment. The principal balance outstanding as of December 31, 2023, was $7,500.

- Creditor: Convertible Notes Payable - Jane Ielmini (post-conversion)
  Amount Owed: $25,000.00
  Interest Rate: 5.0%
  Maturity Date: August 26, 2024
  On August 24, 2023, the loan entered into on May 27, 2022 with Jane Ielmini, amounting to $15,000, was restructured, into a convertible note payable for $25,000 under the Series 1 KISS (Keep It Simple Security) Agreement, a type of convertible note used primarily for startup financing, The restructuring serves as an addendum to the original agreement, rolling the existing $15,000 note into the new $25,000 Series 1 KISS note. The remaining $10,000 was deposited into the Company's business account for operational purposes. The note carries an interest rate of 5% per annum, compounded annually, and is set to mature on August 24, 2026. The note can convert into equity under several conditions. During a Next Equity Financing, it converts into shares at the lower of either a 25% discount from the price per share or the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization. In the event of a Corporate Transaction, the noteholder may choose between conversion into shares or receiving a payment equal to the sum of all accrued and unpaid interest plus twice the Purchase Price. If not converted or repaid earlier, the note can be converted at maturity into shares at a price derived from the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization.

Related Party Transactions

- Name of Person: Erik Long
  Relationship to Company: CEO, Board Director, and 20%+ Owner
  Nature / amount of interest in the transaction: $25,000 loan agreement
  Material Terms: On January 1, 2022, the Company entered into a loan agreement with Erik T. Long, CEO, Co-Founder, and sole shareholder. Under this agreement, the Company is permitted to borrow up to $25,000.00, with a monthly

interest rate of 0.1% on the unpaid balance. The outstanding balance was $7,611 as of December 31, 2023. For the loan's specific terms, refer to the prior Indebtedness section of the Form C.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $25,000 in a Series 1 KISS (Keep It Simple Security) Agreement outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  7.0%
  We will use 7% of the funds raised to purchase inventory for the Company's D3 in preparation of commercialization of the product in synchronicity with the FCC 'Five-Year Rule'.

- Company Employment
  26.0%
  We will use 26% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service. Wages to be commensurate with training, experience and position.

- Sales
  14.0%
  We will use 14% of the funds for working capital to cover expenses for the initial launch cost & expenses, advertising, and production expansion.

- Marketing
  18.0%
  We will use 18% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  23.5%
  We will use 23.5% of the funds to enhance our operational infrastructure. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance

with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://orboticsystems.com (https://orboticsystems.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/orbotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Orbotics, Inc.

[See attached]



Orbotic Systems, Inc.
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Orbotic Systems, Inc. Management

We have reviewed the accompanying financial statements of Orbotic Systems, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Successor Entity:
As described in Note 7- Subsequent Events, the Company became a wholly owned subsidiary of Orbotics, Inc, a newly formed entity in Delaware in July 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 12, 2024

ORBOTIC SYSTEMS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	121,233	187
ROU Asset	14,573	-
Total Current Assets	135,806	187
Non-Current Assets:		
Intangible Assets	20,273	17,773
Total Non-Current Assets	20,273	17,773
TOTAL ASSETS	156,080	17,960
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	350	-
Short Term Lease Liability	11,214	-
Loans From Shareholder	7,611	13,250
Current Notes Payable	22,422	-
Total Current Liabilities	41,598	13,250
Non-Current Liabilities:		
Long Term Notes Payable	95,000	15,000
Total Non-Current Liabilities	95,000	15,000
TOTAL LIABILITIES	136,598	28,250
EQUITY		
Common Stock	15	15
Accumulated Deficit	19,467	(10,305)
TOTAL EQUITY	19,482	(10,290)
TOTAL LIABILITIES AND EQUITY	156,080	17,960

ORBOTIC SYSTEMS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Service Revenue	305,099	19,847
Cost of Goods Sold	188,138	22,800
Gross Profit	116,961	(2,953)
Operating Expenses		
General and Administrative	36,089	1,953
Advertising and Marketing	48,550	0
Professional Fees	1,259	325
Operating Lease Expense	2,325	0
Total Operating Expenses	88,224	2,278
Total Loss from Operations	28,738	(5,231)
Other Income/Expense		
Other Income	1,035	0
Other Expense	0	0
Total Other Income/Expense	1,035	0
Earnings Before Income Taxes, Depreciation, and Amortization	29,773	(5,231)
Depreciation Expense	0	0
Amortization Expense	0	0
Earnings Before Income Taxes	29,773	-5,231
Provision for Income Tax	0	0
Net Income (Loss)	29,773	(5,231)

ORBOTIC SYSTEMS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/22	1,500	15	-	(5,074)	(5,059)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(5,231)	(5,232)
Ending balance at 12/31/22	1,500	15	-	(10,305)	(10,290)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	29,773	29,773
Ending balance at 12/31/23	1,500	15	-	19,467	19,482

ORBOTIC SYSTEMS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	29,773	(5,231)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Amortization Expense	-	-
Operating Lease	-	
ROU Asset	(14,573)	
Accounts Payable	350	
Net Cash provided by (used in) Operating Activities	15,550	(5,231)
INVESTING ACTIVITIES	-	-
Intangible Assets	(2,500)	(17,773)
Net Cash provided by (used in) Investing Activities	(2,500)	(17,773)
FINANCING ACTIVITIES		
Short Term Lease Liability	11,214	
Loans From Shareholder	(5,639)	
Current Notes Payable	22,422	8,150
Long Term Notes Payable	80,000	15,000
Common Stock	-	-
Net Cash provided by (used in) Financing Activities	107,997	23,150
Cash at the beginning of period	187	41
Net Cash increase (decrease) for period	121,047	146
Cash at end of period	121,234	187

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Orbotic Systems, Inc. ("the Company") was incorporated in Wyoming on June 25, 2020. The Company aims to generate revenue by selling its passive deorbiting technology, the Deorbit Drag Device (D3), to satellite operators. This technology helps operators comply with the new FCC '5-Year Rule,' which mandates the deorbiting of satellites within five years after their mission life cycle. This rule, effective September 29, 2024, aims to mitigate the growing risk of space debris impacting communications and assets in low Earth orbit (LEO).

The Company was created to address the growing threat of space debris, with a vision to advance human progress in LEO through unconventional space technology. The Company's areas of development include space debris remediation, alternative spacecraft propulsion, and new satellite technologies like the D3 device. The goal of the Company is to safely advance human progress in space with innovative business methods and new technology.

After two years of concerted effort, the Company released in 2023 its first product, the D3, to mitigate space debris. The D3 device allows SmallSat operators to inexpensively maneuver, orient, and deorbit their spacecraft in LEO without any explosive propellant. Developed by a team from NASA and the Company, the D3 performs 80% of the functions of propellant thrusters at 10% of the cost.

The Company has also received Phase 1 and Phase 2 awards from NASA and NOAA.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $121,233 and $187 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Right-of-Use (ROU) Assets

The Company has an operating lease for office space, which originally had a term of 10 months. However, the Company has the option to extend this lease, and it is reasonably certain that this option will be exercised. As a result, the lease term used for accounting purposes includes the extended period.

The total lease expense recognized in the statement of comprehensive income for the year ended December 2023 and 2022 amounted to $2,325.27 and $0, respectively.

As of December 31, 2023, the carrying amount of the ROU asset was $14,573.03, all related to the leased office space.

Future minimum lease payments under the operating lease as of the date of this report are as follows:

	Year Ending 12/31/2023
December 2024	$11,368
December 2025	$0
December 2026	$0
December 2027	$0
December 2028	$0
Thereafter	$0
Total undiscounted cash flows	$11,368
Less: present value discount	-$154
Total lease liabilities	$11,214

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through sale of different services, each with distinct performance obligations and revenue recognition criteria.

Deorbit Drag Device (D3): The Company builds D3 devices that can be integrated into host satellites by clients. The workflow from the time of deposit to delivery is typically 60-90 days, including functional testing. An order is placed once a deposit for half of the D3's cost is received, with payment methods including credit card, wire, or other electronic transfers. The remaining funds are requested after functional testing is completed, and the item is ready to ship. Revenue is recognized when the D3 is delivered and ready to integrate into the host satellite upon arrival at client facilities, thus fulfilling the performance obligation.

D3 Integration Consulting: The Company offers integration consulting and/or custom design modifications at an hourly rate, provided upon acceptance by both parties. Payment is invoiced, with payment expected within 30 days. This has no impact on the deposit required for the purchase of the D3. Revenue is recognized as consulting services are performed and the performance obligations are satisfied according to the consulting agreement.

WIND In-Situ Space Weather Sensor: The Company develops sensors in collaboration with NOAA, built to order once the number and integration parameters are determined. Payment is collected at the time of service, once the order is placed. Revenue is recognized when the WIND sensor is delivered and ready to integrate into the host satellite upon arrival at client facilities, thus fulfilling the performance obligation.

Deferred revenue is recorded for prepaid amounts until performance obligations are met. This approach ensures transparent and compliant revenue recognition across all business activities, aligning with ASC 606 requirements.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of business licenses, memberships and subscriptions, insurance, legal fees, meals, travel, office supplies, shipping and postage, software and apps, supplies and materials, and utilities, among others.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On January 1, 2022, the Company entered into a loan agreement with Erik T. Long, CEO, Co-Founder, and sole shareholder. Under this agreement, the Company is permitted to borrow up to $25,000.00, with a monthly interest rate of 0.1% on the unpaid balance. For details regarding the outstanding balance and specific terms as of December 31, 2023, refer to Note 5..

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, nor aware of, any pending or threatened litigation against it or any of its officers.

The Company leases its office space under an operating lease agreement with SJG Long Investment, LLC. The lease commenced on October 1, 2023, and runs until August 31, 2024, with an initial term of 10 months. The lease contract includes a Non-Disturbance Agreement, which provides that the lessee's possession of the premises and the lease, including any options to extend the term, will not be disturbed as long as the lessee is not in breach. Furthermore, the Company is currently complying with all relevant provisions of the lease agreement and is reasonably certain to exercise any renewal options available.

NOTE 5 – LIABILITIES AND DEBT

<u>Loan 1</u>

The Company entered into this loan agreement on January 1, 2022 with Erik T Long, CEO, Co-Founder and sole shareholder. The original note amount is a revolving credit account in the amount of $25,000.00. The interest rate is 0.10% per month. The Company may pay any part or all of the unpaid balance on the account at any time. No prepayment charge will be imposed for any prepayment. The principal balance outstanding as of December 31, 2023, was $7,611. Refer to Note 3 for additional information on this related party transaction.

<u>Loan 2</u>

The Company entered into this loan agreement on May 27, 2022 with Jane Ielmini . The original loan amount is $15,000. The interest rate is 1% per annum. Interest shall start from June 1, 2022 and the unpaid principal and accrued interest shall be payable in full on June 3, 2024. The principal balance outstanding as of December 31, 2022 was $15,000.

On August 24, 2023, this loan was restructured into a convertible note payable. For additional information on the new loan, refer to the Convertible Note Payable section.

<u>Loan 3</u>

The Company entered into this loan agreement on December 8, 2023 with Specialty Capital, LLC. The original note amount is $25,000. The estimated Annual Percentage Rate (APR) is 102.32%. Weekly payments of $1,039, covering principal and interest, are due, with the first payment date on December 15, 2023. The loan's maturity date is on July 20, 2024. The principal balance outstanding as of December 31, 2023, was $22,422.

<u>Loan 4</u>

The Company entered into this loan agreement on March 10, 2023 with William Germanetti. The original note amount is $50,000. The interest rate is 5% per annum. The Borrower shall pay the loan amount at the Interest Rate in annual installments of $10,430.21, beginning on January 1, 2025 until the maturity date on January 1, 2027, at which time the remaining unpaid principal and interest shall be due in full. The outstanding loan amount shall accrue interest at an annual rate equal to 5% from the date of the agreement until the entire loan amount is paid in full, whether at maturity, upon acceleration, by prepayment, or otherwise. A balloon payment of $25,000.00 will be due at the end of the agreement. The principal balance outstanding as of December 31, 2023, was $50,000.

<u>Loan 5</u>

The Company entered into this loan agreement on December 1, 2023, for $12,500 with DeTour Graphic Design, Inc., satisfying the debt for the Work Order Agreement dated February 6, 2023. The loan has an interest rate of 8.50% per annum, accruing from the date of the agreement until fully paid, whether at maturity, upon acceleration, or by prepayment. The principal and accrued interest are due in full by December 1, 2025. Any unpaid principal after the due date will accrue interest at a rate of 10.5% per annum until paid. The principal balance outstanding as of December 31, 2023, was $12,500.00

Loan 6

The Company entered into this loan agreement on November 8, 2023 with an unrelated third party. The original note amount is $7,500. The interest rate is 5% per annum. The unpaid principal and accrued interest shall be payable in full on November 3, 2025. If the principal and accrued interest are paid in full on or before November 4, 2024, the Borrower shall be entitled to a discount equal to 2% of the unpaid principal immediately prior to such payment. The principal balance outstanding as of December 31, 2023, was $7,500.

Convertible Notes Payable

On August 24, 2023, the loan entered into on May 27, 2022 with Jane Ielmini, amounting to $15,000, was restructured, into a convertible note payable for $25,000 under the Series 1 KISS (Keep It Simple Security) Agreement, a type of convertible note used primarily for startup financing, The restructuring serves as an addendum to the original agreement, rolling the existing $15,000 note into the new $25,000 Series 1 KISS note. The remaining $10,000 was deposited into the Company's business account for operational purposes. The note carries an interest rate of 5% per annum, compounded annually, and is set to mature on August 24, 2026.

The note can convert into equity under several conditions. During a Next Equity Financing, it converts into shares at the lower of either a 25% discount from the price per share or the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization. In the event of a Corporate Transaction, the noteholder may choose between conversion into shares or receiving a payment equal to the sum of all accrued and unpaid interest plus twice the Purchase Price. If not converted or repaid earlier, the note can be converted at maturity into shares at a price derived from the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization.

5 Year Debt Principal Maturities

	Loan 1	Loan 3	Loan 4	Loan 5	Loan 6	Convertible NP	GRAND TOTAL
2023	$7,611	$22,422	-	-	-	-	$30,033
2024	-	-	$50,000	$12,500	$7,500	$25,000	$95,000
2025	-	-	-	-	-	-	-
2026	-	-	-	-	-	-	-
2027	-	-	-	-	-	-	-
2028 and Beyond	-	-	-	-	-	-	-
Totals	$7,6115	$22,422	$50,000	$12,500	$7,500	$25,000	$125,033

NOTE 6 – EQUITY

The Company has authorized 1,500 common shares with a par value of $0.0100 per share. All 1,500 shares were issued and outstanding as of 2022 and 2023.

Common stockholders are entitled to one vote per share and are entitled to receive dividends when and if declared by the Board of Directors.

Dividends may be declared by the Board of Directors and paid out of the unreserved and unrestricted earned surplus of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year. The Board of Directors has the discretion to set aside a portion of earned surplus for various purposes before distributing dividends.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 12, 2024, the date these financial statements were available to be issued.

On May 3, 2024, the Company refinanced Loan 3 with a new loan amounting to $30,000. The new loan carries an estimated Annual Percentage Rate (APR) of 105.84%. The terms of the refinancing require the Company to make weekly payments of $1,209.10. This refinancing replaces the original loan terms and extends the repayment schedule accordingly.

On July 16, 2024, Orbotics, Inc. was formed in the state of Delaware. The Company engaged in a share exchange with Orbotics, Inc. where each holder of shares of its common stock would exchange 1 of its share for 3,333.33 shares of common stock of Orbotics, Inc, rounded to the nearest whole share. As a result, the Company shall become a wholly owned subsidiary of Orbotics, Inc.

Orbotics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - July 16, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Orbotics, Inc. Management

We have reviewed the accompanying financial statements of Orbotics, Inc. (the Company) which comprise the statement of financial position as of inception- July 16, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
As described in Note 7- Subsequent Events, the Company's predecessor, Orbotics Systems, Inc. became a wholly owned subsidiary in July 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 5, 2024

ORBOTICS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception - July 16, 2024
ASSETS	
Current Assets:	
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	866
Total Current Liabilities	866
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	866
EQUITY	
Accumulated Deficit	(866)
TOTAL EQUITY	(866)
TOTAL LIABILITIES AND EQUITY	-

ORBOTICS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception to July 16, 2024
Operating Expenses	
General and Administrative Expenses	866
Total Operating Expenses	**866**
Total Loss from Operations	**(866)**
Net Income (Loss)	**(866)**

ORBOTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(866)	(866)
As of July 16, 2024	-	-	-	(866)	(866)

ORBOTICS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - July 16, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(866)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Expenses	866
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	866
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Orbotics, Inc ("the Company") was formed in Delaware on July 16, 2024, and serves as a holding company for its predecessor Orbotics Systems, Inc., a Wyoming corporation.

The Company aims to generate revenue by selling its passive deorbiting technology, the Deorbit Drag Device (D3), to satellite operators. This technology helps operators comply with the new FCC '5-Year Rule,' which mandates the deorbiting of satellites within five years after their mission life cycle. This rule, effective September 29, 2024, aims to mitigate the growing risk of space debris impacting communications and assets in low Earth orbit (LEO).

The Company was created to address the growing threat of space debris, with a vision to advance human progress in LEO through unconventional space technology. The Company's areas of development include space debris remediation, alternative spacecraft propulsion, and new satellite technologies like the D3 device. The goal of the Company is to safely advance human progress in space with innovative business methods and new technology.

After two years of concerted effort, the Company released in 2023 its first product, the D3, to mitigate space debris. The D3 device allows SmallSat operators to inexpensively maneuver, orient, and deorbit their spacecraft in LEO without any explosive propellant. Developed by a team from NASA and the Company, the D3 performs 80% of the functions of propellant thrusters at 10% of the cost.

The Company has also received Phase 1 and Phase 2 awards from NASA and NOAA.

The Company plans to launch a crowdfunding campaign under Regulation CF to raise operational capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of July 16, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of July 16, 2024.

General and Administrative

General and administrative expenses consist of formation costs.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 7,000,000 common shares with a par value of $0.0001 per share. No shares were issued and outstanding as of July 16, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 16, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 5, 2024, the date these financial statements were available to be issued.

On July 18, 2024, the Company approved a share exchange with Orbotics Systems, Inc (OSI, a Wyoming corporation, where each holder of shares in OSI shall exchange 1 share of OSI for 3,333.33 shares of common stock of Orbotics, Inc., rounded to the nearest whole share, and as a result of which OSI, became a wholly owned subsidiary of the Company. As of July 18, 2024, the Company had 5,000,000 shares issued and outstanding.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF ORBOTICS, INC.

Innovations for Space Sustainability

Our vision is to advance human progress and research in low Earth orbit (LEO) through leading edge technology, specializing in space debris removal, space weather sensors, and innovative satellite technologies. With a focus on sustainability and safety, we believe ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ORBOTIC
SYSTEMS
Innovations for Space Sustainability

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$500	$5M

REASONS TO INVEST

Space debris is a growing threat to space missions. Our D3 deorbiting tech offers SmallSat operators a safe, non-explosive, cost-effective way to return satellites to Earth's atmosphere, ensuring space stays a frontier for innovation, not debris.

 With the FCC's new Five-Year Rule and 60,000 satellite deployments by 2030, demand for our solution is rising. Orbotics is poised to capture a share of this $2.4B market*, offering a unique investment opportunity.

 Developed by NASA veterans and industry experts, Orbotic Systems combines expertise and cutting-edge innovation, with the mission to pioneer space safety and sustainability.

*MARKET DEMAND CALCULATED INTERNALLY BY ORBOTICS BASED ON PUBLIC INFORMATION AND ITS INTERNAL ESTIMATES.

ORBOTIC SYSTEMS INC BECAME THE WHOLLY-OWNED SUBSIDIARY OF ORBOTICS, INC. IN JULY 2024. PLEASE SEE THE COMPANY OVERVIEW SECTION OF THE FORM C OFFERING DOCUMENT FOR FURTHER INFORMATION.

TEAM



Erik T. Long • Chief Executive Officer, Board Member and Co-Founder

Co-founder of Orbotic Systems, driven by the urgent need to address space debris. With 20+ years in tech and project management, I've secured SBIR awards, completed NASA tech licenses, and co-founded Quant Trade. I aim to advance LEO development...

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Jane Ielmini • Chief Operating Officer, Board Member and Co-Founder

As Chief Operating Officer, I'm dedicated to highlighting space sustainability. My expertise spans Interior Architecture, Real Estate, Art, and Business Consulting. With 30+ years of experience, I bring diverse projects to life, turning challenges into ...

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Scott Ryll • Chief Financial Officer and Board Member

Scott S. Ryll brings nearly 30 years of financial experience to the Orbotic Systems team. His expertise spans investment banking, fund management, and trading exotic derivatives. A noted expert in chaos theory and complex systems, Scott excels at ...

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THE PITCH

Advancing Human Progress in Space


ORBOTIC
SYSTEMS
Our vision is to lead the charge in making space safer and more sustainable.

Orbotics, created to address the escalating threat of space debris, is revolutionizing space sustainability with our innovative D3 device. Developed by a team including NASA veterans, the D3 enables SmallSat operators to direct, maneuver, and deorbit their spacecraft without explosive propellants at a fraction of the cost. With two years of intensive R&D, we're now accepting orders and are prepared to transform low Earth orbit operations for generations to come.



THE PROBLEM & OUR SOLUTION

Cleaning up Space: Every D3 Equals Less Debris



Deorbit Drag Device, the D3

- Orbital debris mitigation
- Avoid collisions and risk of generating new debris
- Space traffic management and satellite control
- Improve ground radar visibility
- Lower mission cost by reducing complexity
- Passive system, no explosive risk
- Fits up to a 12U small satellite
- Deorbit as high as 700km

D3 mounted to a host satellite

"NASA found that quickly disposing of spacecraft at the end of their life is one of the most cost-effective ways to prevent trash in orbit, according to a new cost-benefit analysis."

Space debris poses a growing global threat, with over 128 million pieces cluttering low Earth orbit (LEO)[1]. This debris endangers active satellites and future space missions. Recognizing the urgency, the FCC mandates spacecraft operators must provide a plan to deorbit spacecraft within five years after the mission ends[2]. This creates a critical need for an effective and reliable solution like D3.

Our deorbit solution is cost-effective, easy to integrate, and consumes little power. This combination helps ensure swift deployment and potential broad market adoption.



Deorbit Your Spacecraft without Propellant

We offer a cost effective way to deorbit your spacecraft without thrusters.



Propellant FREE Maneuvering

Our D3 technology maneuvers your SmallSat with drag. Do 80% of what rockets do at 10% of the cost.

THE MARKET & OUR TRACTION

Unveiling Game-Changing Technology for SmallSats

The U.S. FCC's 'Five-Year Rule,'
(effective September 2024)

Mandates all commercial spacecraft operators to provide a deorbit plan and technology that ensures spacecraft removal within five years post-mission.



The Deorbit Market is expected to include over
60,000
SmallSats in low Earth orbit (LEO) by 2032

Beyond regulatory compliance, our technology also offers applications in passive spacecraft control, space weather data collection, and in-orbit servicing, assembly, and manufacturing (ISAM). The total addressable market (TAM) is estimated at $2.4 billion[*], with even a conservative market impact yielding substantial revenue potential.

MARKET DEMAND CALCULATED INTERNALLY BY ORBOTICS BASED ON PUBLIC INFORMATION AND ITS INTERNAL ESTIMATES.

Orbotic Highlights

► **July 2022**
D3 Launched Aboard SpaceX CRS-25 Mission

► **September 2022**
Nanoracks deploys D3 from ISS

► **March 2023**
Official D3 Product Launch with Maverick Space.

► **June 2023**
Winner of Both NASA SBIR Phase 1

► **January 2024**
Developed Generation 2 Deorbit Drag Device (D3)

► **February 2024**
Contracted and Delivered D3 (Gen 2) to Axient
Space for Launch

► **June 2024**
Winner of NASA SBIR Phase 1
Winner of NOAA SBIR Phase 2

Our traction in this market is solid, evidenced by four government contracts and strategic partnerships with launch service providers, satellite manufacturers, academia, and research consultants.

In June 2024, we were awarded a Phase 2 SBIR from NOAA to produce a prototype of our satellite in-space weather sensor. We feel that this prototype will be instrumental in space traffic awareness. Also in the same month, our prototype for space debris capture and deorbit was awarded a NASA SBIR Phase I.

WHY INVEST

The Future of Space Safety


Orbotic Systems
TOP
SATELLITE
SOLUTION PROVIDERS
2021
Recognized by
AEROSPACE
&DEFENSE REVIEW


ORBOTIC
SYSTEMS
Be part of the future of space safety: Invest in Orbotic Systems today!

We believe that Orbotics is building valuable technology that meets the strategic needs of a sustainable and safe space environment. We're tackling the critical issue of orbital debris with our innovative technology, designed for effective and affordable deorbiting. Your investment will fuel the commercialization and distribution efforts of the D3, and the launching and commercializing of our prototypes.

Join Us in Shaping the Future of Space - Invest in Orbotics Today!

ABOUT

HEADQUARTERS

275 E Hillcrest Drive Suite 160-139
Thousand Oaks, CA 91360

WEBSITE

View Site

Our vision is to advance human progress and research in low Earth orbit (LEO) through leading edge technology, specializing in space debris removal, space weather sensors, and innovative satellite technologies. With a focus on sustainability and safety, we believe Orbotics is at the forefront of efforts to maintain a cleaner and more secure orbital environment.

TERMS

Orbotics, Inc.

Overview

PRICE PER SHARE
$1

VALUATION
$5M

DEADLINE ⓘ
Oct. 3, 2024 at 8:08 PM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: 100% bonus shares As you are a student involved in a university or college Satellite Lab, pre-identified prospective investors, friends and family, or an active member in their social / community groups, you are eligible for additional bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive an Orbotic Systems pen and T-shirt

Tier 2 Perk: Invest $1,000+ and receive an Orbotic Systems pen, T-shirt, and hat

Tier3 Perk: Invest $5,000+ and receive Orbotic Systems pen, T-shirt, hat, and mission patch + 5% bonus shares

Tier 4 Perk: Bronze Sponsor Invest $10,000+ and receive an Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. Option to be listed on Orbotic Systems Sponsor website page + 10% bonus shares

Tier 5 Perk: Silver Sponsor Invest $20,000+ and receive an Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. 3D model of a D3 with mock-up booms and personally printed. Option to be listed on Orbotic Systems Sponsor website page + 15% bonus shares

Tier 6 Perk: Gold Sponsor Invest $50,000+ and receive Orbotic Systems pen, T-shirt, hat, mission patch, and a laser cut mock-up model of D3 with a 2U satellite engraved with Orbotic Systems and individual's name. 3D model of D3 with mock-up booms personally printed. A D3 is named after an individual with a certificate and mission patch from launch. Option to be listed on Orbotic Systems Sponsor website page + 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Orbotic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservations Page Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cinematic Opening]

Narrator: Picture this—an ordinary day on Earth, millions of people using their technology, blissfully unaware they're on the brink of entering… "The Space Debris Zone."

[Visuals: Fast cuts of people on smartphones, satellites orbiting, sudden space collision]

Narrator: And in the blink of an eye, catastrophe strikes.

[Visual: Earth at night, lights from cities flicker, then go dark]

Narrator: Our world—disconnected, thrown into darkness.

[Transition to News Report Format]

News Anchor: Breaking news tonight: Scientists warn that a major satellite collision could leave us without GPS, weather forecasts, and even the internet. Here's why this matters.

[Montage of urgent headlines about space debris threats]

News Anchor: For more insight, we turn to the founders of Orbotics, a company leading the charge to tackle this global threat head-on.

[Transition to Interview Setting – Dynamic, futuristic backdrop with space visuals]

Interviewer: Erik, with all the challenges we face on Earth, why should space debris be a top priority?

Erik Long (CEO): The threat of space debris isn't something that might happen someday. It's happening now. Satellites control everything—communications, GPS, even global banking. One collision could set off a chain reaction, cutting off services we rely on daily.

[Visual: NASA animation of space debris orbiting Earth]

Jane Ielmini (COO): There are over a million pieces of debris whirling around the Earth at speeds of 17 thousand miles per hour. To put that into perspective, a marble-sized fragment hitting a satellite has the force of a hand grenade explosion. It's not just scary—it's deadly.

Interviewer: That's eye-opening. Jane, how exactly is Orbotics tackling this crisis?

Jane: We've engineered the Deorbit Drag Device, or D3. Imagine a small device that acts like a 'space parachute' and attaches to satellites. It gently guides them back into Earth's atmosphere, no rockets or propellant needed. D3 is simple, safe, and reliable. No explosions, no hazardous materials—just clean, controlled re-entry.

Erik: And we've built the D3 to meet the FCC's new 5-year satellite deorbit rule. Every satellite must now have a deorbit plan before it even launches. Our technology offers a cost-effective, easy-to-integrate solution for spacecraft deorbiting.

Interviewer: This sounds like a game changer for the space industry—and for investors.

Erik: The space economy is on track to hit $1 trillion by 2040, and new deorbit regulations are just the beginning. D3 is poised to be the go-to solution for satellite operators to stay compliant.

Jane: But we're not stopping there. Orbotics is expanding into other innovative technology such

as space weather sensors and debris capture systems, we're on the frontier of space safety.

[Transition to final pitch – Both founders face the camera, space-themed backdrop]

Jane: Space debris is a real, but so is our solution. We've already tested the D3 in space. And with NASA and NOAA's interest in our next generation technology, we're just getting started.

Erik: Orbotics is primed to provide spacecraft operators with a proven, affordable solution. The future of space safety begins now.

[Final Call to Action]

Jane: Join us in protecting the final frontier. Help keep space safe, sustainable, and ready for the next generation. Invest in Orbotics and be a part of the mission.

Erik: Together, we can ensure humanity's continued access to space and the technologies we rely on every day. Join us in creating global solutions for a safe future in space. Invest now in Orbotics.

Narrator: Orbotics: Safeguarding our future in space, one satellite at a time. Invest now on StartEngine.

[Visual: Logos of NASA, NOAA, ESA with closing text]

Narrator: Thank you to our partners for their support in our mission.

[Disclaimer text on screen]: This investment opportunity involves risk. Please review all risks and disclosures before investing.

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Subject: Be Part of the Future of Space Safety – Orbotic Systems Regulation CF Campaign is Launching Soon!

Dear [Name],

I'm thrilled to introduce **Orbotic Systems**, a pioneering force in space sustainability, as we prepare to launch our **Regulation CF campaign** on **StartEngine**! We're addressing one of the most critical challenges in space exploration today: the rising threat of **space debris**. And now, you have the chance to join us in our mission to keep space safe and sustainable for future generations.

Why Orbotic Systems?

As space missions accelerate, so does the accumulation of **space debris**. With over **128 million pieces** of debris cluttering low Earth orbit (LEO), this is a growing problem that threatens active satellites and future missions. That's where Orbotic Systems comes in.

Our flagship product, the **D3 deorbiting device**, enables **SmallSat operators** to return their satellites safely to Earth without the use of dangerous explosive propellants—**reducing costs and risks**. With the FCC's new **Five-Year Rule** requiring faster satellite deorbiting, our technology is poised to meet a $2.4 billion market opportunity as satellite deployments surge toward an expected **60,000 by 2030**.

Recent Milestones

Our momentum is stronger than ever, backed by key industry achievements:

- **NASA and NOAA Awards**: In June 2024, we were awarded a Phase 2 SBIR from NOAA for a satellite in-space weather sensor, which is crucial for **space traffic awareness**. Simultaneously, we received a **NASA SBIR Phase I award** for our innovative space debris capture and deorbit prototype.
- **Strategic Partnerships**: We've established collaborations with launch service providers, satellite manufacturers, and research consultants to accelerate our impact and adoption in the space industry.
- **Government Contracts**: With four government contracts secured, our technology is gaining traction in the space sustainability market.

Be Part of the Mission – Reserve Your Shares Today!

Orbotic Systems' **Reg CF campaign** on StartEngine is your opportunity to join us at a critical moment in the space industry. By reserving your shares now, you will be an early partner in shaping a **cleaner, safer, and more sustainable** low Earth orbit. This is your chance to invest in a company dedicated to the future of space exploration.

Reserve your shares today at www.startengine.com/orboticsystems.

We invite you to be part of the movement to secure our orbital environment and unlock new possibilities for **humanity's exploration of space**. Together, we can clear the path for the next era of space missions.

If you have any questions or would like more information about our campaign, feel free to reply to this email, and I'd be happy to provide further details.

Thank you for considering this unique opportunity to be part of something groundbreaking!

Best regards,
[Your Name]
Orbotic Systems
[Contact Information]

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUFH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hey, friends!

I'm really excited to share what's happening at Orbotic Systems! We're preparing to launch a major initiative to tackle space debris, and we'll soon announce an amazing opportunity for you to get involved.

We just finished filming our StartEngine Campaign Video at the Manhatton Beach Studios Media Campus, a site built for the Roy E. Disney family. This incredible venue is home to notable productions like the *Avatar* sequels, *The Mandalorian*, and *The Avengers*.



In the video, we discuss the real dangers of space debris and its implications for both space and Earth. (The intro draws inspiration from my childhood memories of watching a black and white TV show on those massive, old-fashioned televisions! Actual pieces of wood furniture that needed to be sprayed with Pledge once a week.)

We're working hard to keep space, and I can't wait for you to hear how you can join us in this effort.
Stay tuned for more updates!

Best,
Jane

Hey, friends!

I'm thrilled to share some exciting news from Orbotic Systems. We're launching a major initiative focused on cleaning up space debris, and soon we'll announce an unique opportunity for involvement.

Recently, we wrapped up filming our StartEngine Campaign Video at the Manhatton Beach Studios Media Campus, a site built for the Roy E. Disney family. This incredible venue is home to notable productions like the *Avatar* sequels, *The Mandalorian*, and *The Avengers*.



In the video, we discuss the real dangers of space debris and its implications for both space and Earth. (The intro draws inspiration from my childhood memories of watching a black and white TV show on those massive, old-fashioned televisions!
We're working hard to keep space, and I can't wait for you to hear how you can join us in this effort.
Stay tuned for more updates!

Best,
Jane

Subject: Help Us Protect Space – And Our Planet!

Hello,

At Orbotic Systems, we believe that protecting the environment extends beyond Earth—it includes space too!



We're working on exciting solutions to clear space debris, ensuring that the space around our planet remains safe and sustainable for future generations. And soon, you'll have a unique opportunity to join us in this important mission.

Stay tuned for a big announcement about how you can get involved in keeping space—and our planet—clean and safe!

Together, we can make a difference.

Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Exciting News from the Family – Space is the Next Frontier! 🚀

Body:

Hi [Family Member's Name],

I hope you're doing well! I wanted to share something exciting that I've been working on. At Orbotic Systems the company I co-founded is preparing to launch a major initiative to clean up space debris, and we'll be announcing a big opportunity soon.

In fact, we recently finished filming our StartEngine Campaign Video at Manhatton Beach Studios Media Campus,built for the Roy E. Disney family. The MBS Media Campus serves as headquarters of Lightstorm Entertainment (*Avatar* sequels) Lucas Film's *The Mandalorian*, and Marvel's *The Avengers.* The intro of the video was inspired from my childhood memories watching T.V shows on those ENORMOUS pieces of furniture we called televisions!



Our video discusses all the real dangers of space debris both in space and here on earth! We're working hard to keep space safe, and soon, you'll hear more about how you can get involved too.

Stay tuned sharing more soon on this same space channel.

Best,
Jane

Subject: A Groundbreaking Opportunity in Space Tech is Coming Soon

Body:

Dear [First Name],

At Orbotic Systems, we're pioneering an innovative solution to a growing challenge: space debris. As space activity increases, so does the risk, and we're developing technology to ensure a cleaner, safer orbital environment.



In the coming days, we'll be announcing an exciting opportunity for you to get involved. This could be your chance to join a cutting-edge industry poised for growth.

Stay tuned for more details on how you can be part of a mission that's not only good for space, but also for your portfolio.

Best regards,

CFO, Orbotic Systems

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

4o

Subject: Guess Who's Cleaning Up Space? Big News Coming!

Body:

Hey [First Name],

Remember when we used to dream about the future back in high school? Well, things have gotten pretty *wild*—I co-founded a space industry company working on a project that's going to help clean up space!



We've got some major news coming up, and I wanted to give you a heads-up. Orbotic Systems is tackling the space debris problem, and soon, you'll have a chance to get in on it too.

Stay tuned!

Jane Ielmini & Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Orbotic Systems plans to launch a campaign on StartEngine! This means that the general public("everyday people "another choice of words you could use)may have the chance to actually invest and own a piece of the company itself. If you'd like to be notified early you can sign up here. Explore Opportunities - Orbotic Systems

Subject: Be Part of the Future of Space – Orbotic Systems Reg CF Campaign is Coming Soon!

Dear [Name],

I'm excited to announce the upcoming **Regulation CF campaign** for **Orbotic Systems** on **StartEngine**!

We're tackling one of the greatest challenges in space: **space debris**. Our innovative **D3 device** offers a safe, non-explosive, cost-effective solution for **SmallSat operators** to deorbit satellites and reduce orbital clutter—meeting the critical need for a cleaner, safer **low Earth orbit**.



Recent Highlights:

- **NASA & NOAA Awards**: We've secured key SBIR awards for our deorbit and space weather sensor prototypes.
- **Strategic Partnerships**: Collaborating with launch providers and satellite manufacturers to drive market adoption.
- **$2.4B Market**: Positioned to meet the demand as the FCC's new rule and 60,000 satellites by 2030 create an explosive growth opportunity.

Reserve Your Shares Now

Be a part of the future of **space sustainability**. Reserve your shares before the campaign goes live at www.startengine.com/orboticsystems and receive 10% Bonus Shares!

Together, we can clear the path for future space missions and unlock a safer orbital environment. If you have any questions, feel free to reach out!

Best regards,

[Your Name]

Orbotic Systems

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUFH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Subject: Help Us Keep Space Clean – Exciting News Coming Soon!

Body:

Hello,

Space is becoming more crowded every day, and at Orbotic Systems, we're working to keep it safe and clean for generations to come. 🌍✨

We're excited to announce that we've been working on an innovative way to tackle space debris —and soon, you'll have the chance to be part of this mission!

In just a few days, we'll be unveiling something truly exciting. Get ready to join us in protecting the final frontier. Together, we can make a difference!

Stay tuned for the big reveal! 🚀

Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Get Ready to Clean Up Space – Together!

Body:

Hi [First Name],

Something incredible is on the horizon at Orbotic Systems!

We're preparing to launch a groundbreaking mission, and soon, *you* will have a chance to join us in our quest to keep space safe and clean. Our innovative tech is designed to remove dangerous space debris, and we're about to reveal a unique opportunity for you to get involved.

Excited? So are we. Stay tuned for more details in the days ahead!

Together, we can secure the future of space.

The Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Big News Coming from Orbotic Systems – Get Ready!

Body:

Dear Space Enthusiast,

At Orbotic Systems, we're on a mission to help keep space safe and clean for future generations. 🚀✨

We've been hard at work developing innovative solutions to one of the most pressing challenges of our time—space debris. And now, we're gearing up to share an exciting opportunity with you!

Stay tuned, because in just a few days, we'll be announcing something *big* that you won't want to miss. 🌍✨ Get ready to be part of a mission that will change the future of space.

Stay connected for the full reveal.

Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: A New Frontier for Opportunites – Big News Coming Soon!

Dear [First Name],

At Orbotic Systems, we're addressing a challenge with global implications: cleaning up space debris. As more industries rely on satellite technology, keeping space safe is becoming essential —and we're at the forefront of the solution. Space debris damage to a satellite

We're developing technology to ensure that the space around our planet and is sustainable for future generations.

In just a few days, we'll be revealing an exciting opportunity for potential investors like you to participate in a rapidly growing field—one that's not limited to space enthusiasts but holds potential for smart investments across industries.

This could be the next big thing. Stay tuned for more information!

Best,
Orbotic Systems Team

Disclaimer: Orbotic Systems is testing the waters to gauge investor interest in an offering under Regulation CF. No money or other consideration is being solicited at this time, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until an offering statement is filed and only through StartEngine's platform. Any indication of interest involves no obligation or commitment of any kind.